JOGOHEALTH SPV, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "Agreement") is entered into effective on March 5, 2025 by and between Jogohealth SPV, LLC, a Delaware limited liability company (the "Company"), and Jogohealth Inc., a Delaware corporation ("Jogohealth Inc.").

Background

I.   Jogohealth Inc. intends to engage in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering").

II.   As Manager, Jogohealth Inc. has formed the Company to act as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering (a "Crowdfunding Vehicle").

III.   Jogohealth Inc., as the Manager, wishes to set forth its understandings concerning the ownership and operation of the Company in this Agreement, which it intends to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act"). The rights and obligations of the members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "Jogohealth SPV, LLC" and all of its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The sole purpose of the Company shall be to (i) acquire, hold, and dispose of Series A-I Preferred Stock of Jogohealth, Inc. purchased by the Company in the Reg CF Offering after the date hereof (the "Jogohealth Inc. Securities"); (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors ("Investors") its own Investor Shares; and (iii) use all such capital to acquire the Jogohealth Inc. Securities and for no other purpose.

1.4.   **No Borrowing**. The Company may not borrow money from any person for any reason.

1.5.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of Jogohealth Inc.

1.6.   **Members**. When and if the Company issues Investor Shares each Investor who acquires Investor Shares shall be admitted as a member. The members of the Company are referred to in this Agreement as "Members."

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS**

2.1.   **Contribution Upon Purchase of Investor Shares**. Upon the purchase of Investor Shares in the Offering, each Investor shall be deemed to have made a contribution to the capital of the Company (a "Capital Contribution") equal the amount such Investor paid for his, her, or its Investor Shares.

2.2.   **Undertakings of Jogohealth Inc.** Jogohealth Inc. shall pay directly all costs and expenses associated with the formation, organization, operation, dissolution, and winding up of the Company, as well as the compensation of any person compensated for operating the Company.

2.3.   **No Required Contributions**. Following the purchase of Investor Shares, no Member shall have the obligation to contribute any capital to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required or permitted to make any loans to the Company;

2.4.4.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash, except as decided by the Manager in its sole discretion; and

2.4.6.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third Party Beneficiaries**. Any obligation or right of the Members or Jogohealth Inc. to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. The limited liability company interests of the Company shall be denominated as "Shares," of which 443,978 shall be denominated as "Investor Shares". The Investor Shares shall have one hundred percent (100%) of the economic rights and the Investors hereby appoint Jogohealth as the initial manager. No holders of Investor Shares shall have no other rights to vote on any actions of the Company, other than to replace the Manager upon a majority vote of the issued Investor Shares at a duly called meeting. Investors shall be the sole members of the Company

3.2.   **Purchase of Investor Shares**. Each Investor shall receive One (1) Investor Share for each $1.12618 of such Investor's Capital Contribution.

3.3.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Investor's capital account shall initially be credited with his, her, or its Capital Contribution. Thereafter, the capital account of an Investor shall be increased by the amount of any additional contributions of the Investor and the amount of income or gain allocated to the Investor and decreased by the amount of any distributions to the Investor and the amount of loss or deduction allocated to the Investor, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **Distributions from Jogohealth Inc.**. When and if the Company receives a distribution from Jogohealth Inc., the Company shall promptly distribute the entire amount of such distribution, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.2.   **Distributions from Sale of Jogohealth Inc. Securities**. If the Company sells Jogohealth Inc. Securities, it shall promptly distribute the entire net proceeds, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.3.   **Other Distributions**. Any distributions other than those described in section 4.1.1 and section 4.1.2 shall be made to the Investors on a *pro rata* basis based on the number of Investor Shares owned by each.

4.1.4.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local, or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If an amount paid to an Investor was paid without any required withholding from a distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and/or (ii) if no such subsequent distributions are anticipated, the Member shall, at the request of the Company, promptly reimburse the Company for the amount of withholding that was required to be withheld and remitted to the applicable tax authority. In each case, regarding any amount to be withheld and remitted to an applicable tax authority, the Company shall promptly remit such amounts, and obtain and provide to the Investor a receipt and/or proof of payment.

4.1.5. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.6. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.3. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members, for book purposes, the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

   5.1. **Management by Manager**.

       5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Jogohealth Inc. as the "manager" within the meaning of 6 Del. C. 18-101(12). When acting in that capacity Jogohealth Inc. is referred to in this Agreement as the "Manager."

       5.1.2. **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business. The Manager shall have all rights to enter into agreements on behalf of the Company related to the Jogohealth Securities. The Manager shall exercise these voting rights in a manner that it, in its sole discretion, deems to be in the best interests of the Investors, without the need to seek or obtain consent or instructions from the Investor Members, unless otherwise explicitly required by this Agreement or applicable law. Notwithstanding any other provision in this Agreement, the Manager shall retain voting rights with respect to all securities held by the Company. The Manager shall vote on all matters related to the securities, including but not limited to, corporate governance matters of Jogohealth Inc., and, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

       5.1.3. **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a Crowdfunding Vehicle or omit to take any action required to be taken by a Crowdfunding Vehicle.

   5.2. **Resignation and Replacement**. A manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a manager, a new manager shall be appointed by Investors holding a majority of the Investor Shares.

   5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

   5.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself, herself, or itself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

   5.5. **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7. **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

5.8. **Delegation**. The Manager may: (i) delegate any of its duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager deem, in its sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Company to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 5.8.

5.9. **Outside Activities**. The Manager shall be entitled to have business interests and engage in business activities in addition to those relating to the Company.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.2.6. **Exception**. Notwithstanding the foregoing provisions of this section 6.2:

(a)   No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned Jogohealth Inc. Securities directly; and

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain through no fault of such Member or that such Member is required to disclose by legal process.

6.4.   **Assertion of Rights**. Any Investor may, by giving notice to the Manager, direct the Company to assert, on behalf of such Investor, any rights under state and federal law that such Investor would have if such Investor had invested directly in Jogohealth Inc., by purchasing Jogohealth Inc. Securities in the Reg CF Offering, rather than through the Company. The Investor directing the Company to assert such rights on such Investor's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Investor had invested in Jogohealth Inc. directly.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Manager's Responsibilities for Accounting and Administration**. The Manager shall have the sole responsibility for all accounting, administrative, and reporting functions of the Company. This includes, but is not limited to, maintaining the Company's financial records, preparing and filing tax returns, distributing annual financial reports to the Investor Members, and ensuring compliance with all applicable federal, state, and local regulations. The Manager shall also be responsible for the preparation and timely distribution of any financial statements or reports required by this Agreement, including those necessary for Investor Members to fulfill their own tax obligations. All such tasks shall be performed by the Manager without the requirement for additional compensation beyond that which is otherwise provided for under this Agreement.

7.3.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each material transaction of the Company.

7.4.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.5.   **Information from Issuer**. The Company shall promptly provide to each Investor any information the Company receives from Jogohealth Inc. with respect to the Jogohealth Inc. Securities, including but not limited to all disclosures, reports, and other information.

7.6.   **Right of Inspection**.

7.6.1.   **In General**. If a Member wishes additional information, or to inspect the books and records, of the Company for a *bona fide* business purpose, the following procedure shall be followed: (i) such Member shall notify the Manager in writing, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after receiving such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.6.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* business purpose.

7.6.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant, agrees to maintain the confidentiality of any Company information to which access is provided and is reasonably satisfactory to the Manager.

7.6.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Members or any information regarding the Members.

(b)   Before providing additional information or allowing a Member to inspect the

Company's records, the Manager may require such Member (and or its authorized representative) to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to access any trade secrets of the Company, Jogohealth Inc., or their respective affiliates, or any other information the Manager deems highly sensitive and confidential, including without limitation any information regarding Jogohealth Inc.'s stockholders.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.5.   **Exception**. Notwithstanding the foregoing provisions of this section 7.5, an Investor shall have no less access to the records of the Company than he, she, or it would have access to the records of Jogohealth Inc. if he, she, or its owned Jogohealth Inc. Securities directly and any restrictions that are in any other agreements that the Company has entered into regarding the Jogohealth Securities.

7.7.   **Tax Matters**.

7.7.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement or otherwise with respect to the Company shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.7.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.7.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.7.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.7.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   ARTICLE EIGHT: TRANSFERS

8.1.   **In General**. Subject to section 8.2, section 8.6 and any restrictions that are in any other agreements that the Company has entered into regarding the Jogohealth Securities, an Investor may transfer all or any portion of his, her, or its Investor Shares (the "Transferred Shares"), with or without consideration.

8.2.   **Transfers to Competitors**. Notwithstanding section 8.1, Investor Shares may not be transferred, directly or indirectly, if the transferee or any affiliate of the transferee is engaged in a business directly competitive with the business of Jogohealth Inc. For these purposes, an "affiliate" means any person who, directly or indirectly, controls, is controlled by or is under common control with the transferee.

8.3.   **Rights of Assignee**. Until and unless a person who is a transferee of Investor Shares is admitted to the Company as Member pursuant to section 8.4, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.4.   **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

8.4.1.   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

8.4.2.   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

8.4.3.   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

8.4.4.   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 (the "Securities Act") or any applicable state securities laws, (ii) the transfer will not violate any of the requirements applicable to Crowdfunding Vehicles, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; provided, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.5.   **Involuntary Withdrawal Investor**. Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of an Investor, neither the Company nor the Manager shall have the obligation to purchase the Investor Shares owned by such Investor, nor shall such Investor have the obligation to sell his, her, or its Investor Shares. Instead, the legal successor of such Investor shall become an assignee of the Investor pursuant to section 8.3, subject to all of the terms and conditions of this Agreement.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of Jogohealth Inc., or (ii) the sale or other disposition of all of the Jogohealth Inc. Securities. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor, with power and authority to act in the name and on behalf of each such Investor, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions, including without limitation, any consent, document or agreement necessary in order for the Company to comply with, and otherwise avoid breaching, any of the Company's obligations under the Voting Agreement.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by an through one or more of the officers of the Manager for each of the Investors by the signature of the Manager acting as attorney-in-fact for all of the Investors, together with a list of all Investors executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the

Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Members**. The Manager shall promptly furnish to each Investor a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor.

10.4. **Restrictions**. Nothing in this section 10 shall be construed in a manner that violates 17 CFR §270.3a-9.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5. An amendment that adds to Manager's own obligations or responsibilities;

11.1.6. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Jogohealth Inc.;

11.1.7. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940, as amended;

11.1.8. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12. Any amendment that conforms to the Form C used in the Offering;

11.1.13. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or would reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the then outstanding Investor Shares.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of provisions of this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the percentage interests of all outstanding Investor Shares, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days, the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least ten (10) days.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Interpretation**. This Agreement is intended to comply with the requirements of 17 CFR §270.3a-9 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and property application of 17 CFR §270.3a-9 and intend for all such ambiguities to be resolved in favor of compliance.

12.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that such electronic mail was not received into the recipient's inbox), to the principal business address of Jogohealth Inc. as set forth on the Jogohealth Inc. Form C, if to the Company, to the email address of a Member provided by such Member at the time of investment, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.3. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.4. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.5. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.6. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.7. **Third-Party Beneficiaries**. Jogohealth Inc., in its capacity as issuer of the Jogohealth Inc. Securities, is an intended third-party beneficiary of this Agreement and shall have the right to enforce the provisions hereof, without regard to whether it is then serving as the manager of the Company. Otherwise, this Agreement is made for the sole benefit of the parties and no other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.8. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.9. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.10. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.11. **Execution by Members**. It is anticipated that this Agreement will be executed by each Investor through the execution of a separate agreement captioned "Investment Agreement" pursuant to which such Investor purchases his, her, or its respective Investor Shares.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

JOGOHEALTH SPV, LLC

By: Jogohealth Inc.
As Manager

By *Sanjai Murali* _____
Sanjai Murali, on behalf of Jogohealth Inc.

Jogohealth SPV Operating Agreement

Final Audit Report   2025-03-12

Created:	2025-03-12
By:	John Kline (chandler.kline@picmiicrowdfunding.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAo_B-6XdeYDP6jnwTGr5f4kPqJ1EkYaNr

"Jogohealth SPV Operating Agreement" History

📄 Document created by John Kline (chandler.kline@picmiicrowdfunding.com)
2025-03-12 - 10:11:54 PM GMT

✉ Document emailed to Sanjai Murali (sanjai@jogohealth.com) for signature
2025-03-12 - 10:11:59 PM GMT

📄 Email viewed by Sanjai Murali (sanjai@jogohealth.com)
2025-03-12 - 10:56:04 PM GMT

✒ Document e-signed by Sanjai Murali (sanjai@jogohealth.com)
Signature Date: 2025-03-12 - 10:57:24 PM GMT - Time Source: server

✅ Agreement completed.
2025-03-12 - 10:57:24 PM GMT